Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended					Nine Months Ended
	December 31,					September 30,
	2012	2013	2014	2015	2016	2017

Fixed charges, as defined:
Total Interest Charges	$82,860	$91,318	$93,921	$105,622	$115,311	86,776
Interest applicable to rentals	5,768	5,350	4,539	5,109	3,210	2,256

Total fixed charges, as defined	88,628	96,668	98,460	110,731	118,521	89,032

Preferred dividends, as defined (a)	11,310	11,310	11,310	11,310	8,672	1,762

Combined fixed charges and preferred dividends, as defined	$99,938	$107,978	$109,770	$122,041	$127,193	$90,794

Earnings as defined:
Net Income	$152,365	$161,948	$121,392	$74,272	$167,212	145,492
Add:
Provision for income taxes:
Total	94,806	91,787	83,629	40,541	107,773	94,592
Fixed charges as above	88,628	96,668	98,460	110,731	118,521	89,032

Total earnings, as defined	$335,799	$350,403	$303,481	$225,544	$393,506	$329,116

Ratio of earnings to fixed charges, as defined	3.79	3.62	3.08	2.04	3.32	3.70

Ratio of earnings to combined fixed charges and preferred dividends, as defined	3.36	3.25	2.76	1.85	3.09	3.62

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.